UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 2006

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


Attached to this Report on Form 6-K as Exhibit 1 is a press release issued today, September 22, by Diana Shipping Inc. (the "Company") announcing the establishment of a target level of semi-permanent debt and describing its effect on the Company's dividend policy.

This Report on Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-133410), as amended.

                                                                Exhibit 1

                                                Corporate Contact:
                                                Ioannis Zafirakis
                                                Director and Vice-President
                                                Telephone: + 30-210-9470100
                                                izafirakis@dianashippinginc.com
For Immediate Release
---------------------
                                                Investor and Media Relations:
                                                Edward Nebb
                                                Euro RSCG Magnet
                                                Telephone: + 1-212-367-6848
                                                ed.nebb@eurorscg.com


              DIANA SHIPPING INC. ESTABLISHES TARGET LEVEL OF SEMI-
             PERMANENT DEBT AND DESCRIBES EFFECT ON DIVIDEND POLICY


ATHENS, Greece, September 22, 2006 - Diana Shipping Inc. (NYSE: DSX) today announced that the Company's Board of Directors has determined that it is in the best interest of its shareholders to target a capital structure incorporating $150 million of semi-permanent debt to support the Company's long-term growth plans. Accordingly, beginning with the dividend in respect of the third quarter of 2006, dividends per share will be calculated as if only debt in excess of $150 million was refinanced with equity issued at market value on the date such dividend was declared. Management expects this change to have a positive effect on the dividend per share in respect of the third quarter and a more significant positive impact beginning with the dividend in respect of the fourth quarter of 2006.

Management currently anticipates that the Company will accumulate and maintain approximately $150 million of semi-permanent debt by December 2006 as a result of the $39.6 million of debt currently outstanding, the financing of the recently announced acquisition of a capesize vessel for $91.0 million, and additional debt incurred to finance future growth.

The semi-permanent debt will be incurred initially under the Company's credit line, which provides for no principal amortization until May 2012. The Company expects that any refinancing of this debt would be funded with debt similarly requiring no principal amortization until maturity. The Company expects to refinance debt, if any, incurred in excess of the $150 million semi-permanent amount by way of issuances of equity from time to time when the Company deems it advantageous to do so.

The adjustment in the Company's dividend policy as a result of its incurrence of the semi-permanent debt is expected to (i) increase the amount of available cash from operations for purposes of calculation of dividends by the amount of interest expense incurred on the amount of debt exceeding the $150 million, and
(ii) increase the number of shares outstanding in the dividend per share calculation to reflect the additional shares that would have to be issued to generate net proceeds sufficient to repay the amount of debt exceeding the $150 million on the date of declaration. Depending on the circumstances, the Company may be required to use sources other than available cash from operations to fund such dividends.

Debt incurred to finance vessels under construction will not be considered in determining the $150 million semi-permanent debt amount for purposes of calculating dividends per share, as interest on such debt is capitalized in the cost of the vessels, and it is not anticipated that such debt will be refinanced with equity before such vessels are delivered from the builder.

During the construction period of the vessels currently on order for the Company, total debt, including debt to finance such vessels, is likely to exceed $150 million. Since the construction debt will not be taken into account in determining the level of the Company's semi-permanent debt, dividends per share will be calculated without subtracting interest on such vessel construction related debt from cash flow from operations and without assuming the issuance of any equity to refinance such debt.

About  the  Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding  Forward-Looking  Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DIANA SHIPPING INC.
                                  (registrant)



Dated:  September 22, 2006                  By:    /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President






SK 23159 0002 705864